EXHIBIT 12.1

Eksportfinans ASA

Computation of Ratios of Earnings to Fixed Charges

	Year Ended December 31,

	2003	2002	2001	2000	1999

	(in NOK thousands, except ratios)
NORWEGIAN ACCOUNTING PRINCIPLES
FIXED CHARGES:
Interest and Commissions on debt	1,807,419	2,040,246	4,244,676	5,571,368	3,755,620
Other interest and borrowing expenses	21,989	22,697	19,178	27,639	16,024
Estimate of the interest within rental expense	308	314	281	103	135

Total fixed charges, as defined	1,829,716	2,063,257	4,264,135	5,599,110	3,771,779

EARNINGS:
Net income	251,170	207,515	248,860	251,326	212,220
Income taxes	100,571	82,986	94,596	64,941	74,254
Fixed charges, as defined	1,829,716	2,063,257	4,264,135	5,599,110	3,771,779

Total earnings, as defined	2,181,457	2,353,758	4,607,591	5,915,377	4,058,253

RATIO OF EARNINGS TO FIXED CHARGES	1.19	1.14	1.08	1.06	1.08

U.S. ACCOUNTING PRINCIPLES
FIXED CHARGES:
Total fixed charges, as defined	1,829,716	2,063,257	4,264,135	5,599,110	3,771,779

Total U.S. GAAP fixed charges	1,829,716	2,063,257	4,264,135	5,599,110	3,771,779

EARNINGS:
Income before extraordinary income	(1,924,230)	523,253	1,296,220	260,840	210,698
Income taxes	100,571	82,986	94,596	64,941	74,254
U.S. GAAP adjustment	(846,507)	122,267	405,373	3,699	(591)
U.S. GAAP fixed charges	1,829,716	2,063,257	4,264,135	5,599,110	3,771,779

Total U.S. GAAP earnings	(840,450)	2,791,763	6,060,324	5,928,590	4,056,140

RATIO OF EARNINGS TO FIXED CHARGES(1)	—	1.35	1.42	1.06	1.08

(1) In U.S. GAAP, the ratio of earnings to fixed charges in 2003 had a deficit due to a U.S. GAAP loss of NOK 840 million (USD 126 million). The U.S. GAAP fixed charges amounted to NOK 1,830 million (USD 274 million).